SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Indo Global Exchange(s) Pte. Ltd.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45579B 101
(CUSIP Number)

OFBP Pte Ltd
10 Anson Road #10-11, International Plaza Singapore 079903 6225 2028
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100 Sacramento, California 95814

September 23, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45579B 101

1		NAME OF REPORTING PERSONS OFBP Pte Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,158,108
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,158,108
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,158,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.90% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) Based on 72,240,000 shares of Common Stock outstanding on September 23, 2013.

SAC 442394075v2

CUSIP No. 45579B 101

1		NAME OF REPORTING PERSONS John Frederick O’Shea
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,158,108
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,158,108
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,158,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.90% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 72,240,000 shares of Common Stock outstanding on September 23, 2013.

SAC 442394075v2

CUSIP No. 45579B 101

1		NAME OF REPORTING PERSONS Sarah Leslie
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,158,108
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,158,108
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,158,108
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.90% (1)
14		TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 72,240,000 shares of Common Stock outstanding on September 23, 2013.

CUSIP No. 45579B 101

Item 1.                      Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.001 par value per share (“Common Stock”) of Indo Global Exchange(s) Pte. Ltd. (the “Issuer”).  The principal executive offices of the Issuer are located at Raya Satelit Indah JT 1-2, Surabaya, Indonesia.

Item 2.                      Identity and Background

(a)           This Schedule 13D is being jointly filed by the following persons (collectively, the “Reporting Persons”): (i) OFBP Pte Ltd, a company organized under the laws of Singapore (“OFBP”); (ii) John Frederick O’Shea (“O’Shea”), an individual; and (iii) Sarah Leslie (“Leslie”), an individual.  O’Shea and Leslie are are husband and wife and each is a director and a 50% owner of OFBP.  As a result of the foregoing, O’Shea and Leslie may be deemed beneficially to own the securities of the Issuer owned by OFBP.

The Reporting Persons have entered into a Joint Filing Agreement dated as of September 23, 2013, a copy of which is attached as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly.

(b)           The business address of OFBP, O’Shea, and Leslie is located at 10 Anson Road #10-11, International Plaza, Singapore 079903.

(c)           The principal business of OFBP is financial services.  The business address of OFBP is located at 10 Anson Road #10-11, International Plaza, Singapore 079903.

O’Shea is a director and the President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer of the Issuer.  The business address of the Issuer is located at Raya Satelit Indah JT 1-2, Surabaya, Indonesia.

The principal occupation of Leslie is fashion design and she is self-employed under the company name, Barehabbit.  The business address of Barehabbit is located at 10 Anson Road #10-11, International Plaza, Singapore 079903.

(d)           During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years neither of the Reporting Persons was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           Each individual Reporting Person is a citizen of Australia.

Item 3.                      Source and Amount of Funds or Other Consideration

OFBP received 20,158,108 shares (the “Shares”) of Common Stock in connection with the purchase by the Issuer of the assets of Indo Global Exchange PTE LTD., a company organized under the laws of Singapore (“Indo Global Singapore”), pursuant to an Amended and Restated Asset Purchase Agreement, dated as of September 23, 2013 (the “Agreement”), by and among the Issuer, on the one hand, and Indo Global Singapore and the shareholders of Indo Global Singapore, on the other hand.  OFBP is a shareholder of Indo Global Singapore and received the Shares as consideration for the sale of the assets of Indo Global Singapore.  The Agreement was filed with the Securities and Exchange Commission on September 25, 2013 on a Current Report on Form 8-K.  The transactions contemplated by the Agreement closed on September 23, 2013.

CUSIP No. 45579B 101

Item 4.                      Purpose of the Transaction

OFBP received the Shares in connection with the purchase by the Issuer of the assets of Indo Global Singapore under the Agreement.

Subject to on going evaluation, except as set forth above, each of the Reporting Persons has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           OFBP beneficially owns 20,158,108 shares of Common Stock, which represent approximately 27.90% of the outstanding shares of Common Stock.  By reason of being a director and a 50% owner of OFBP, each of O’Shea and Leslie may be deemed to beneficially own 20,158,108 shares of Common Stock, which represent approximately 27.90% of the outstanding shares of Common Stock.

(b)           OFBP has the sole power to vote and sole power to dispose of 20,158,108 shares of Common Stock, which represent approximately 27.90% of the outstanding shares of Common Stock.  By reason of being a director and a 50% owner of OFBP, each of O’Shea and Leslie may be deemed to have shared power to vote and dispose of 20,158,108 shares of Common Stock, which represent approximately 27.90% of the outstanding shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Persons except as set forth in Item 3 above.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 45579B 101

Item 6.                    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to the transaction stated in Item 3 above.

Item 7.                   Material to be Filed as Exhibits

Exhibit A - Joint Filing Agreement dated as of September 23, 2013.

CUSIP No. 45579B 101

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

OFBP PTE LTD

Dated: September 23, 2013	By:	/s/ John Frederick O’Shea
	Name:	John Frederick O’Shea
	Title:	Director

/s/ John Frederick O’Shea
John Frederick O’Shea

/s/ Sarah Leslie
Sarah Leslie

CUSIP No. 45579B 101

EXHIBIT A

JOINT FILING AGREEMENT

Dated as of September 23, 2013

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of the undersigned of a Schedule 13D (including any and all amendments thereto) with respect to the shares of common stock, par value $0.001 per share, of Indo Global Exchange(s) Pte. Ltd., a Nevada corporation, and that this Joint Filing Agreement may be included as an Exhibit to such joint filing.

Each of the undersigned agrees that each party hereto is responsible for the timely filing of such Schedule 13D (including any and all amendments thereto) and for the completeness and accuracy of the information concerning such party contained therein, provided that no party is responsible for the completeness and accuracy of the information concerning any other party, unless such party actually knows that such information is incorrect.  Each party will indemnify the other parties for any incompleteness or inaccuracy in such information concerning the indemnifying party.

OFBP PTE LTD

Dated: September 23, 2013	By:	/s/ John Frederick O’Shea
	Name:	John Frederick O’Shea
	Title:	Director

/s/ John Frederick O’Shea
John Frederick O’Shea

/s/ Sarah Leslie
Sarah Leslie